ISSUER FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION STATEMENT NO. 333-136915
Bootheel Agri-Energy, LLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Bootheel Agri-Energy, LLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Bootheel Agri-Energy, LLC will arrange to send you the prospectus if you request it by calling (573) 471-9952.
The following article was published by the Sikeston Standard Democrat on February 11, 2007:
Ethanol plant moves ahead
Scott Welton
SIKESTON — Sikeston’s proposed ethanol plant has received the green light to begin raising capital.
David Herbst, chairman of Bootheel Agri-Energy LLC, confirmed Friday that the company’s registration statement has been declared effective by the U.S. Securities and Exchange Commission and its public offering is now under way.
“We received the written prospectuses Tuesday,” Herbst said. “We are excited about this next phase in the process.”
A kick-off event to launch the ethanol plant’s equity drive is scheduled for 8 a.m. to 5 p.m. Feb. 20 at the Clinton Community Building. According to the prospectus document, BAE is seeking to raise between $60 million and $110 million. The minimum investment that will be accepted from an investor is $20,000.
With an estimated cost of approximately $190 million, this ethanol plant will be “one of the largest industrial projects to ever come to Scott County and probably Southeast Missouri,” said Ed Dust, director of Sikeston’s Department of Economic Development.
The plant is expected to produce 100 million gallons of ethanol per year when operational.
Being located at the Sikeston Business, Education and Technology Park gives this project several advantages over other ethanol plants, Dust said, such as modestly-priced electricity, Enhanced Enterprise Zone tax credits and a 750,000 gallon water tower which will enhance fire protection.
The site’s eastern boundary is three-quarters of a mile of Burlington Northern Santa Fe railroad tracks and Union Pacific tracks are only a mile to the south. The site also has multiple entrances for truck traffic and is within 10 miles of two interstates and within 28 miles of two Mississippi River ports.
The plant will also enjoy an advantage in purchasing corn as its central location means lower hauling costs for farmers, Dust noted.
“The greatest advantage of this is that we’re able to take a farm product in Southeast Missouri and add value to it before we ship it out,” he said. Dust said it is his understanding that initial site preparation and excavation for the ethanol plant may begin in March or April. For plant engineering work, BAE has signed a letter of intent with Delta-T Corp.
“Bootheel Agri-Energy have accomplished a lot over the past year and a half,” he said. “There has been so much work already done such as site selection, preliminary engineering, contractual agreements and soil borings.” Dust said he is excited about the plant and its anticipated “ripple effect of adding wealth back into this community.”
“We’ve come a long way in this process,” Herbst said. “We look forward to completing the offering and continuing the progress of the plant.”